
March 17, 2009

Via U.S. Mail and Fax (703-750-1158)
Mr. Ronald Zilkowski
Chief Financial Officer, Treasurer and Corporate Secretary
Cuisine Solutions, Inc.
85 S. Bragg Street, Suite 600
Alexandria, VA 22312

> **Re:** **Cuisine Solutions, Inc.**
> **Form 10-K for the Fiscal Year Ended June 28, 2008**
> **Filed September 17, 2008**
> **Form 10-Q for the Fiscal Quarter Ended December 13, 2008**
> **Filed January 22, 2009**
> **Response Letter Dated March 4, 2009**
> **File No. 001-32439**

Dear Mr. Zilkowski:

We have reviewed your response letter dated March 4, 2009 and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended June 28, 2008

Note 6 – Income Taxes, page 29

1. Your response to prior comment number 1 states that a valuation allowance for your deferred tax assets is not needed based on the your profitability history in the past 18 quarters and the business plans to maintain financial health and stability. As requested in our prior comment, please clarify the source of taxable income that you are relying on when determining that your deferred tax assets are realizable. If you are relying on future taxable income, please provide your projections which support your conclusion that you will have sufficient taxable income to recover your deferred tax assets. Please clarify when your net operating loss carryforwards will expire in the US and France. In addition, please expand your footnote disclosure to disclose the amounts and expiration dates of the net operating loss carryforwards pursuant to paragraph 48 of SFAS 109.

Closing Comments

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Suying Li at (202) 551-3335, if you have questions regarding comments on the financial statements and related matters, or me at (202) 551-3461 with any other questions.

                      Sincerely,

                      Chris White
                      Branch Chief